SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Extreme Networks, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

30226D 10 6
(CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



13G

CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Equity Partners V, L.P.
            Tax Identification No.  41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.00%

12)        TYPE OF REPORTING PERSON*

             PA






13G

CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca Partners V, L.L.P.
            Tax Identification No. 41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    0
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 0
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             0

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             0.00%

12)        TYPE OF REPORTING PERSON*

             PA



13G

CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John E. Lindahl
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    176,830
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 176,830
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
             176,830

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .33%

12)        TYPE OF REPORTING PERSON*

             IN


CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [ ]
                                                            (b)  [ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    180,238
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 180,238
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             180,238

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .34%

12)        TYPE OF REPORTING PERSON*

             IN



CUSIP NO.  30226D 10 6


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    147,606
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 147,606
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             147,606

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             .3%

12)        TYPE OF REPORTING PERSON*

             IN


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)


Item 1(a)  Name of Issuer:

           Extreme Networks, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           3585 Monroe Street
           Santa Clara, CA  95051

Item 2(a)  Name of Person Filing:

           1.  Norwest Equity Partners V, L. P.
           2.  Itasca Partners V, L.L.P.
           3.  John E. Lindahl
           4.  George J. Still, Jr.
           5.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Norwest Equity Partners V, L.P.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           2.  Itasca Partners V, L.P.
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           3.  John E. Lindahl
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

           4.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           5.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Equity Partners V, L. P. on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, L.P. is a Minnesota limited partnership. Itasca Partners V, L.L.P., a Minnesota limited liability partnership, is the general partner of Norwest Equity Partners V, L.P.. John E. Lindahl and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of Itasca Partners V.

Item 2(c)  Citizenship:

           1. Norwest Equity Partners V, L.P.: Minnesota limited partnership
           2. Itasca Partners V, L.L.P.: Minnesota limited liability partnership
           3.  John E. Lindahl:  United States
           4.  George J. Still, Jr.:  United States
           5.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           30226D 10 6

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Equity Partners V, L.P. ("NEP V") and Itasca Partners V, L.L.P. ("Itasca V"): At February 29, 2000, neither NEP V nor Itasca V, its general partner, owned of record any shares of common stock of the Issuer, and neither NEP V nor Itasca V has any rights to acquire additional shares of the Issuer's common stock through the exercise of options or otherwise. John E. Lindahl and George J. Still, Jr. are the managing partners, and John P. Whaley is the managing administrative partner of, Itasca V, the general partner of NEP V, and are joining in this filing pursuant to Rules 13d-1(d) and 13d-1(k). Certain information with respect to Messrs. Lindahl, Still, and Whaley's beneficial ownership of the Issuer's common stock in their individual capacities is provided below.

(2) John E. Lindahl: At February 29, 2000, John E. Lindahl beneficially owned 176,830 shares of common stock, including 119,424 shares held in family limited partnership for which Mr. Lindahl acts as partner. This amount represented .33% of the Issuer's total number of shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At February 29, 2000, George J. Still, Jr. beneficially owned 180,238 shares of common stock, including 69,608 shares held in family limited partnership for which Mr. Still acts as partner. This amount represented .34% of the Issuer's total number of shares of common stock outstanding at that date.

(4) John P. Whaley: At February 29, 2000, John P. Whaley beneficially owned 147,606 shares of common stock, including 98,965 shares held in family limited partnership for which Mr. Whaley acts as partner. This amount represented .3% of the Issuer's total number of shares of common stock outstanding at that date.

Each person filing this statement disclaims beneficial ownership of any shares included in this Schedule 13G that are shown as held by any other filing person, and the filing of this Schedule 13G shall not be construed as an admission that such filing person is the beneficial owner of any other shares held by any other filing person and covered by this statement for purposes of Sections 13, 14, and 16.

Item 5     Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the
           Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 19, 2000

NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V, L.L.P., as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner